DIRECTORS:
D Konar # (Chairman)
MJ Jooste (Chief Executive Officer)
DE Ackerman #
DC Brink #
YZ Cuba #
CE Daun# (German)
HJK Ferreira
SJ Grobler
JF Mouton #
FJ Nel
FA Sonn #
BE Steinhoff # (German)
IM Topping (British)
DM van der Merwe

ALTERNATE DIRECTORS:
JNS du Plessis
KJ Grové
A Krüger-Steinhoff # (German)

Non Executive

COMPANY SECRETARY:
SJ Grobler

Steinhoff
International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON
2090

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

20 July 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by a Directors (15 June);

made through the news service of the JSE Limited for your records. Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

SHF - Steinhoff International Holdings - Dealing I 15 Jun 2009

SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities by Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff" or "the company")
Share Code: SHF
ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS
In terms of paragraph 3.63 of the Listing Requirements of the JSE Limited, the board wishes to inform shareholders as follows:
Exercise of rights under incentive scheme:
The following directors have beneficially directly and/or indirectly purchased the number of ordinary shares indicated below, on 12 June 2009, at the average prices indicated below, in terms of which the directors exercised their rights under the Steinhoff Share Incentive Scheme:
R

Director/Officer	Shares Average Price, cents per share	Consideration
Stephanus Johannes Grobler	4480 at an average price of 528 cps	23654.40
Karel Johan Grove	5760 at an average price of 528 cps	30412.80
Markus Johannes Jooste	5760 at an average price of 528 cps	30412.80
Angela Kruger-Steinhoff	3920 at an average price of 528 cps	20697.60
Fredrik Johannes Nel	5120 at an average price of 528 cps	27033.60
Bruno Ewald Steinhoff	5760 at an average price of 528 cps	30412.80
Daniel Maree van der Merwe	5760 at an average price of 528 cps	30412.80

Director of material subsidiary	Shares Average Price, cents per share	Consideration
Hein Odendaal	4480 at an average price of 528 cps	23654.40
Frans Petrus Human	2720 at an average price of 528 cps	14361.60
Siegmar Theodor Schmidt	4680 at an average price of 528 cps	24710.40
Johannes Hennoch Neethling van der Merwe	5120 at an average price of 528 cps	27033.60

Clearance has been granted on 1 June 2009 in terms of Paragraph 3.66 of the Listing Requirements.
Shareholders are advised that the above exercise by the relevant participants of their rights under the deferred delivery share incentive scheme approved by shareholders in 1999, constitutes the last and final exercise by directors of rights under such share incentive scheme.
BY ORDER OF THE BOARD
SJ GROBLER
COMPANY SECRETARY
15 June 2009
SPONSOR:
PSG CAPITAL (PTY) LIMITED
Date: 15/06/2009 17:15:02 Produced by the JSE SENS Department.

Back to SENS list PRINT this article